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Cardiol Therapeutics Reports Results of

2022 Annual General Meeting

Oakville, ON - June 29, 2022 - Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a clinical-stage life sciences company focused on the research and clinical development of cannabidiol as an anti-inflammatory and anti-fibrotic therapy for the treatment of cardiovascular diseases ("CVD"), announces the results from its Annual General Meeting of Shareholders (the "AGM") held virtually via live audio webcast, on June 28, 2022. Shareholders voted in favour of all management resolutions proposed in the Company's Information Circular.

Resolutions proposed and approved at the AGM were:

  The election of the following directors for the ensuing year: David Elsley, Peter Pekos, Dr. Guillermo Torre-Amione, Colin Stott, Michael Willner, Jennifer Chao, Chris Waddick, Teri Loxam.
  The appointment of BDO Canada LLP as auditors of the Company until the next annual meeting and the authorization of the directors of the Company to fix the remuneration to be paid to the auditors.

The results of the voting on the election of directors are as follows:

Nominees	Number of Shares For	Percentage of Votes Cast
David Elsley	20,827,689	99.40%
Peter Pekos	19,489,529	93.01%
Dr. Guillermo Torre-Amione	20,728,966	98.92%
Colin Stott	20,825,435	99.39%
Michael Willner	20,825,722	99.39%
Jennifer Chao	20,831,993	99.42%
Chris Waddick	19,610,159	93.59%
Teri Loxam	20,819,588	99.36%

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a clinical-stage life sciences company focused on the research and clinical development of cannabidiol as an anti-inflammatory and anti-fibrotic therapy for the treatment of CVD. The Company's lead product candidate, CardiolRx™, is a pharmaceutically produced oral cannabidiol formulation that is being clinically developed for use in cardiovascular medicine. CardiolRx™ is currently being evaluated in a Phase II/III multi-national, randomized, double-blind, placebo-controlled study (the "LANCER" trial). LANCER is designed to evaluate the efficacy and safety of CardiolRx™ as a cardioprotective therapy to reduce major cardiovascular and respiratory events in patients hospitalized with COVID-19 who have a prior history of, or risk factors for, CVD, and to investigate the influence CardiolRx™ has on key biomarkers associated with heart disease.

Cardiol has also received IND authorization from the FDA to conduct clinical studies to evaluate the efficacy and safety of CardiolRx™ in two orphan drug indications: (i) a Phase II multi-national, randomized, double-blind, placebo-controlled trial in acute myocarditis, an important cause of acute and fulminant heart failure in young adults and the leading cause of sudden cardiac death in people less than 35 years of age; and (ii) a Phase II multicenter open-label pilot study  in recurrent pericarditis (inflammation of the pericardium), which is associated with symptoms including debilitating chest pain, shortness of breath, and fatigue, and results in physical limitations, reduced quality of life, emergency department visits, and hospitalizations.

In addition, Cardiol is developing a subcutaneous formulation of cannabidiol for the treatment of inflammation and fibrosis associated with the development and progression of heart failure - a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the U.S. exceeding $30 billion annually.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward-looking information contained herein may include, but is not limited to, statements relating to the Company's focus on developing anti-inflammatory and anti-fibrotic therapies for the treatment of cardiovascular disease. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form dated March 23, 2022, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise.

For further information, please contact:

Trevor Burns, Investor Relations +1-289-910-0855

trevor.burns@cardiolrx.com